

September 11, 2009

By Facsimile and U.S. Mail
Mr. Eldar Sætre
Chief Financial Officer
StatoilHydro ASA
Forusbeen 50, N-4035
Stavanger, Norway

> **Re: StatoilHydro ASA**
> **Form 20-F for the Fiscal Year Ended December, 2008**
> **Filed March 24, 2009**
> **Response Letter Dated July 29, 2009**
> **File No. 001-15200**

Dear Mr. Sætre:

        We reviewed your responses to our prior comments on the above referenced filing as set forth in your letter dated July 29, 2009 and have the following additional comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Form 20-F Filed March 24, 2009

Note 8.1.26 Other Commitments and contingencies, page 244

1.   We note your response to prior comment three, which includes additional details about the nature of your dispute with the four Åsgard partners. Since you have determined that the possibility of any outflow with respect to the identified claims is more than remote, you have disclosed an estimate of the financial effect. As such, please provide an indication of the uncertainties relating to the amount or timing of any outflow, as required by paragraph 86(b) of IAS 37, or otherwise explain to us why you believe your disclosure is appropriate under the applicable guidance.

Note 8.1.34 Supplementary oil and gas information, page 267

Oil and gas reserve quantities, page 267

2.   We note your disclosure that "Reserves are net of royalty oil paid in kind and quantities consumed during production." Please tell us and disclose the volumes related to paid in kind royalties that are excluded from your reserve estimates. In addition, please quantify and describe the nature of the royalties that are included in your reserve estimate and tell us the determinative factors for inclusion of those royalties in your reserve estimates. Refer to paragraph 10 of SFAS 69.

Closing Comments

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        You may contact John Cannarella at (202) 551-3337, or in his absence Jennifer O'Brien at (202) 551-3721 if you have questions regarding comments on the financial statements and related matters.   Please contact me at (202) 551-3489 with any other questions.

                                Sincerely,

                                Brad Skinner
                                Senior Assistant Chief Accountant